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                                                                     EXHIBIT 5.1

October 24, 2000


Board of Directors
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, California  93111-2310

    Re: Superconductor Technologies Inc., a Delaware corporation (the "Company")
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Gentlemen:

     We have acted as the Company's counsel in connection with the preparation and filing of that certain Registration Statement on Form S-3 (the "Registration Statement") to be filed with the Securities and Exchange Commission in connection with the registration of 5,121,508 shares (the "Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"). The Shares consist of the following:

     (1) Up to 3,554,656 shares of Common Stock issuable to RGC International Investors LDC ("RGC") upon conversion of their Series E Convertible Preferred Stock (the "Preferred Stock");

     (2) Up to 1,566,852 shares of Common Stock issuable to RGC upon the exercise of their Common Stock purchase warrants (the "Warrants");

     As such counsel, we have examined such matters and documents as we have deemed necessary or relevant as a basis for this opinion. Based on these examinations, it is our opinion that the shares described above will be legally issued, fully paid and non-assessable when issued in accordance with the terms of the Certificate of Designations for the Series E Convertible Preferred Stock or when issued and paid for in the accordance with the terms of the Warrants, respectively.

     We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters."



                                             Very truly yours,

                                             /s/ Guth/Christopher LLP

                                             Guth/Christopher LLP